Exhibit 99.105

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Timmins Gold Corp.
Suite 1900 – 570 Granville Street
Vancouver, BC, V6C 3P1

2.	Date of Material Change

October 26, 2011.

3.	Press Release

The Press Release dated October 26, 2011 was disseminated via Marketwire.

4.	Summary of Material Change

Timmins Gold Corp. announced preliminary production results for the second quarter ended September 30, 2011 of the ongoing drill program at its San Francisco Gold Mine located in Sonora, Mexico.

5.	Full Description of Material Change

See Schedule “A” attached.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

Bruce Bragagnolo, Chief Executive Officer (604) 638-8980

9.	Date of Report

October 26, 2011.

SCHEDULE “A”

TIMMINS GOLD CORP.
Suite 1900 - 570 Granville Street
Vancouver, BC, V6C 3P1
Tel.: (604) 682-4002
Fax: (604) 682-4003

October 26, 2011		TSX: TMM
NEWS RELEASE

Timmins Gold Reports Second Quarter Production Results

Vancouver, BC - Timmins Gold Corp. (TSX:TMM) is pleased to report preliminary production results for the second quarter ended September 30, 2011 of 17,287 gold ounces and 9,055 silver ounces. The Company sold 16,917 gold ounces during the quarter.

Preliminary Production Statistics:

Category	July-Sept	July-Sept
	2011	2010
Ore Mined (Dry tonnes)	2,030,977	1,090,768
Average Grade (g/t Au)	0.650	0.817
Ore Processed (Dry tonnes)	1,364,290	1,090,768
Average Grade (g/t)	0.804	0.817
Waste Mined	5,097,293	3,878,015
Total Mined (tonnes)	7,128,270	4,968,783
Strip Ratio	2.51	3.60
Gold ounces Sold	16,917	15,682
Days	92	92
Average Ore Mined (t/d)	22,076	11,856
Average Ore Processed (t/d)	14,829	11,856
Total Mined (t/d)	77,474	54,009

During the quarter, the Company was unable to apply the optimum solution flow of cyanide to the heap leach pads due to an industry wide shortage of cyanide. The Company currently has a sufficient supply of cyanide, and has since increased the concentration of cyanide and solution flow rates to the heap leach pads. The Company has seen improvements in production rates during October, and expects to see continued production improvements compared to the quarter ended September 30, 2011.

During the quarter, the Company completed the construction of a new crusher module. The last part of the crusher expansion is to replace the existing screen and feeder with a new larger screen and feeder in the coming weeks, which will allow the Company to maintain consistent crusher throughput rates of 18,000 tonnes of ore per day. Production from the open pit has consistently exceeded 18,000 tonnes per day of ore. Ore mined but not currently processed is being stockpiled for future processing.

In addition to the crusher expansion the Company has acquired an additional 700 hectares of land for expansion of the operations at the La Chicharra pit located approximately 1.5 km from the San Francisco pit. Further, from July 1, 2011 to date Timmins Gold has completed in excess of 92,000 metres of drilling which will be incorporated along with future drilling to be completed by the end of 2011, in an updated NI 43-101 Technical Report. The report is scheduled to be published in the first quarter of 2012.

Drill results prior to July 1, 2011 will be the subject of an NI 43-101 Technical Report being prepared by MICON International Ltd. which will be published on or before November 4, 2011. This report will also include the new mine plan and updated cash costs.